NEWS RELEASE

COMPANY CONTACT:
Terri MacInnis, Director of Investor Relations Bibicoff & Associates, Inc. Phone: (818) 379-8500
Email: terrimac@bibicoff.com

COMMAND SECURITY CORPORATION REPORTS
SECOND FISCAL QUARTER AND SIX-MONTH RESULTS

Lagrangeville, New York***November 9, 2006***Command Security Corporation (OTCBB: CMMD.OB) announced today its results for the second fiscal quarter and six months ended September 30, 2006.

Revenues for the three months ended September 30, 2006 increased $1,977,841, or 9.0%, to $23,910,688, compared with revenues of $21,932,847 in the same period of the prior year. Revenues for the six months ended September 30, 2006 increased $3,375,098, or 7.9%, to $46,216,582, compared with revenues of $42,841,484 in the same period of the prior year. The increase in revenues for the three and six month periods was primarily due to aviation services contracts with groups of airlines at new airport locations in Pittsburgh, Pennsylvania and Oakland, California; and a short-term contract to provide security services to a national insurance company at multiple domestic locations.

Operating income for the three months ended September 30, 2006 was $225,547, compared with an operating loss of $237,617 in the same period of the prior year. Operating income for the six months ended September 30, 2006 was $457,146, compared with $69,029 in the same period of the prior year. Operating income for the three and six months ended September 30, 2006 includes professional fees of approximately $548,000 and $1,088,000, respectively, related primarily to the Company entering into a one-year consulting agreement with Giuliani Security & Safety, a leading security consulting firm.

Net income for the three months ended September 30, 2006 was $174,788, compared with a net loss of $278,474 in the same period of the prior year. Net income for the six months ended September 30, 2006 was $379,113, compared with a net loss of $28,292 in the same period of the prior year.

Net income per common share for the three months ended September 30, 2006 was $.02 compared with a net loss per common share of $.03 in the same period of the prior year. Net income per common share for the six months ended September 30, 2006 was $.04 compared with no net income or loss per common share in the same period of the prior year.

Barry I. Regenstein, President of Command Security, said, “We are pleased with the steady growth of our customer base and our second consecutive quarterly profit. Recently, we commenced several security services contracts in Connecticut, Florida, New York and Pennsylvania; expanded operations to Seattle-Tacoma International Airport in Washington; and are scheduled to commence operations during our third fiscal quarter at McCarran International Airport in Las Vegas, Nevada. We believe that we have put Command in a position to continue and accelerate its growth and to expand our profitability.” Regenstein further stated, “In what is an increasingly competitive market, we continue to distinguish ourselves from our competitors by focusing on superior professional customer service. Our market share expansion would indicate that we continue to be successful in that undertaking.”

Command Security Corporation provides aviation and security services through company-owned offices in California, Connecticut, Delaware, Florida, Illinois, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, Oregon, Pennsylvania and Washington.

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended March 31, 2006, and such other risks detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended September 30,			Six Months Ended September 30,
	2006		2005	2006		2005
Revenues		$23,910,688	$21,932,847		$46,216,582	$42,841,484
Operating income (loss)		225,547	(237,617)		457,146	69,029
Net income (loss)		$174,788	$(278,474)		$379,113	$(28,292)
Net income (loss) per common share Basic Diluted	$ $	0.02 0.02	$(0.03) n/a	$ $	0.04 0.04	$0.00 n/a
Weighted average number of common shares outstanding Basic Diluted		10,137,970 10,574,530	8,401,932 n/a		10,137,970 10,567,107	8,090,905 n/a

Balance Sheet Highlights	September 30, 2006	March 31, 2006
	(Unaudited)	(Audited)

Cash	$159,419	$32,243
Accounts receivable	15,524,702	13,804,100
Total current assets	17,669,400	16,848,929
Total assets	19,724,007	18,113,299
Total current liabilities	11,012,365	10,011,184
Short-term debt	5,183,723	3,436,354
Long-term debt	127,376	27,957
Stockholders’ equity	8,094,352	7,624,697
Total liabilities and stockholders’ equity	$19,724,007	$18,113,299